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                               July 24, 2020

       Christopher J. Schaber, Ph.D.
       President and Chief Executive Officer
       Soligenix, Inc.
       29 Emmons Drive, Suite B-10
       Princeton, New Jersey 08540

                                                        Re: Soligenix, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 17, 2020
                                                            File No. 333-239928

       Dear Dr. Schaber:

              We have limited our review of your registration statement to those issues we have addressed in our comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3

       General

   1.                                                   We note that Section
10.7 of your Bylaws provides for the Court of Chancery of the State of Delaware as the
exclusive forum for certain litigation, including any    derivative
                                                        action.    Please
disclose whether this provision is intended to apply to actions arising under the Exchange Act.
In that regard, we note that Section 27 of the Exchange Act
                                                        creates exclusive
federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange
Act or the rules and regulations thereunder. If this provision is not intended to apply
to actions arising under the Exchange Act, please tell us how you will inform investors
in future filings that the provision does not apply to any actions arising under the
Exchange Act.
   2. We note that your forum selection provision identifies the federal district courts of the United States as
the exclusive forum for the resolution of any complaint asserting a
 Christopher J. Schaber, Ph.D.
Soligenix, Inc.
July 24, 2020
Page 2
      cause of action arising under the Securities Act of 1933, as amended. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities
      Act or the rules and regulations thereunder. Please disclose that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Chris Edwards at (202) 551-6761 or Celeste Murphy at
(202) 551-3257
with any questions.



                                                              Sincerely,
FirstName LastNameChristopher J. Schaber, Ph.D.
                                                              Division of
Corporation Finance
Comapany NameSoligenix, Inc.
                                                              Office of Life
Sciences
July 24, 2020 Page 2
cc:       Driscoll R. Ugarte
FirstName LastName